UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One) ☐ Form 10-K        ☐ Form 20-F       ☐ Form 11-K       ☒ Form 10-Q       ☐ Form 10-D       ☐ Form N-CEN        ☐ Form N-CSR

For Period Ended: March 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Beam Global

Full Name of Registrant:

Former Name if Applicable

5660 Eastgate Drive

Address of Principal Executive Office (Street and Number)

San Diego, CA 92121

City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

Beam Global (the “Company”) is unable to timely file with the Securities and Exchange Commission (the “Commission”) its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, because the compilation, dissemination, review and finalization of the information required to be presented in the report could not be completed within the prescribed time period without unreasonable effort or expense for the following reasons:

On April 16, 2024, the Company filed its Annual Report on Form 10-K for the year ended December 31, 2023 (the “2023 10-K”), which was timely filed by the Company during the extension period as provided under Rule 12b-25 of the Securities Exchange Act of 1934. On April 29, 2024, the Company filed an amendment to its 2023 10-K to amend and restate Part III, Item 10 through Item 14, and to update Item 15. Due to the timing and close proximity of these filings, the Company is unable to complete and file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 by the required due date of May 15, 2024 without unreasonable effort and expense. The Company does, however, expect to file such report within five calendar days thereof.

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PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Lisa A. Potok	858	799-4583
(Name)	(Area Code)	(Telephone No.)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report that revenues increased 12% to $14.6 million compared to $13.0 million for the same period in 2023; positive gross profit of $1.5 million for the three months ended March 31, 2024, compared to a $5.0 thousand gross profit in 2023; and cash of $5.0 million at March 31, 2024, compared to cash of $10.4 million at December 31, 2023.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995. Such forward-looking statements only speak as of the date of this notice and we assume no obligation to update the information included in this notice. Such forward-looking statements include information concerning our possible or assumed future results of operations. These statements often include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions. These statements are not guarantees of performance or results and they involve risks, uncertainties and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, there are many factors that could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements.

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Beam Global

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2024	By:	/s/ Lisa A. Potok
	Name:	Lisa A. Potok
	Title:	Chief Financial Officer

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